NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on October 13, 2026, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on October 01, 2026 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. The business combination between Viking Acquisition Corp. I and NorthStar Earth & Space Inc. became effective on October 1, 2026. Upon closing, the Units (each consisting of one Class A ordinary share and one-third of one Warrant) of Viking Acquisition Corp. I will automatically separate into the New Class A Ordinary Shares of NorthStar Earth & Space Enterprises, Inc. and New Warrants, each exercisable for one Common Share at an exercise price of $11.50 per share of NorthStar Earth & Space Enterprises, Inc. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading before market open on October 02, 2026.